Daniel Goldberg

+1 212 479 6722

dgoldberg@cooley.com

November 20, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Brigitte Lippmann and Mr. Ronald E. Alper

Re:	Signal Genetics, Inc. Registration Statement on Form S-3 Filed July 10, 2015 File No. 333-205618

Dear Ms. Lippmann and Mr. Alper:

On behalf of our client, Signal Genetics, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 4, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

Set forth below in bold is the comment from the Comment Letter. Immediately following the comment is the Company’s response to the comment.

General

1.	We note that the registration statement relates to your offer of shares of common stock that are issuable upon the exercise of currently outstanding underwriter warrants. We also note that you registered the sale of these shares in connection with the applicable public offerings. Please tell us why you believe the shares should be registered as a primary rather than a resale offering. For guidance, see Securities Act Compliance and Disclosure Interpretation Question 139.05, available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Pursuant to discussions with the Staff, the Company is concurrently filing post-effective amendments to both the company’s initial public offering registration statement on Form S-1 (File No. 333-194668) and the company’s follow-on offering registration statement on Form S-1 (File No. 333-201533) to deregister the representative’s warrants and the shares of common stock underlying the representative’s warrants. See the post-effective amendment No. 1 to registration statement on Form S-1 (File No. 333-194668) and the post-effective amendment No. 1 to registration statement on Form S-1 (File No. 333-201533) filed concurrently with this letter via EDGAR. The representative’s warrants and the shares of common stock underlying the representative’s warrants will be registered on the Registration Statement once it is declared effective by the Commission.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Securities and Exchange Commission November 20, 2015 Page Two

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at +1 212 479 6722.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc: Samuel D. Riccitelli, President and Chief Executive Officer of Signal Genetics, Inc.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com